PRESS RELEASE	JANUARY 8, 2026

Largo Announces US$60 Million At-The-Market Equity Offering Program

All dollar amounts expressed are in U.S. dollars.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), a vanadium producer, is pleased to announce the establishment of an at-the-market equity offering program (the "ATM Program") pursuant to which the Company may issue and sell common shares having aggregate gross proceeds of up to US$60,000,000 from time to time on The Nasdaq Stock Market.

Sales of common shares under the ATM Program, if any, will be made through H.C. Wainwright & Co., LLC, acting as the sole sales agent, at prevailing market prices at the time of sale, subject to market conditions and in accordance with applicable securities laws. Largo is not obligated to sell all or any shares under the ATM program and may suspend or terminate the program at any time.

The ATM Program provides the Company with additional financial flexibility and allows Largo to access the capital markets opportunistically, subject to market conditions. Largo intends to use net proceeds from the ATM Program for working capital and general corporate purposes.

The ATM Program will be conducted pursuant to a prospectus supplement and an accompanying base shelf prospectus filed with the U.S. Securities and Exchange Commission (the "SEC"). No sale of common shares under the ATM Program will be made in Canada or over or through the facilities of the Toronto Stock Exchange or any other exchange or market in Canada.

The Company has filed a registration statement on Form F-3 (File No. 333-291472), including a base shelf prospectus, and a prospectus supplement with the SEC relating to the ATM Program. Prospective investors should refer to the registration statement and read the prospectus supplement and prospectus, together with the documents incorporated by reference, for more complete information about the Company and the ATM Program. Copies of the prospectus supplement and the accompanying prospectus relating to these securities are available on the SEC's website at www.sec.gov or may be obtained from: H.C. Wainwright & Co., LLC, at 430 Park Avenue, 3rd Floor, New York, NY 10022 or by telephone at (212) 356-0500.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. No securities will be sold in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada and 100% interest in the Currais Novos Tungsten Tailing Project near Natale Brazil. Preliminary economic assessments were completed for each asset in 2011.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking statements"). Forward‐looking statements in this press release include, but are not limited to, statements regarding the anticipated sale and distribution of common shares under the ATM Program, the aggregate value of common shares which may be issued pursuant to the ATM Program, and the expected uses of the net proceeds from the ATM Program.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts or assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form or annual report, as applicable, of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply and which are available on www.sedarplus.ca and www.sec.gov.

Trademarks are owned by Largo Inc.